September 27, 2018

Roger Kahn
President and Chief Executive Officer
Bridgeline Digital, Inc.
80 Blanchard Road
Burlington, MA 01803

       Re: Bridgeline Digital, Inc.
           Registration Statement on Form S-1
           Filed September 19, 2018
           File No. 333-227430

Dear Mr. Kahn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Special Counsel, at 202-551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services